U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person           Miller, Jr. Edgar William
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2. Issuer Name and Ticker or Trading Symbol       Network Systems
                                                  International, Inc. (NESI)

3. IRS Number of Reporting Person, if an
   Entity (Voluntary)

4. Statement for Month, Year                      September, 1999

5. If Amendment, Date of Original                 N/A

6. Relationship of Reporting Person to Issuer     Director, 10% Owner
   (Check all applicable)

7. Individual or Joint/Group Filing             __x__ Form filed by one
                                                      Reporting Person
  (Check Applicable Line)
                                                _____ Form filed by more than
                                                      one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                                  Common Stock

2.   Transaction Date                                   September 2, 1999
     (Month/Day/Year)

3.   Transaction Code                                   Code: D
     (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)         Amount: 9,500 shares
     (A) or (D)                                         D
                                                        Price:  $4.00

5.   Amount of Securities Beneficially
     Owned at End of Month                              1,512,033

6.   Ownership form:                                   (D) 1,510,471
     Direct (D) or Indirect (I)                        (I) 1,562

7.   Nature of Indirect Beneficial Ownership           1,562 shares held
                                                       indirectly by Mr.
                                                       Miller's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                               N/A

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                                          Code:
                                                              V:
5.  Number of Derivative Securities Acquired (A)
    Or Disposed of (D)

6.  Date Exercisable and Expiration Date                      Date Exercisable:
   (Month/Day/Year)                                           Expiration Date:

7.  Title and Amount of Underlying Securities                 Title:
                                                              Amount of Number
                                                              of Shares:
8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially
    Owned at End of Month

10.  Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Edgar William Miller, Jr.

Edgar William Miller, Jr.

Date:  10/12/99